UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the period ended December 31, 2013

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 001-35832

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

Science Applications International Corporation Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Science Applications International Corporation

1710 SAIC Drive

McLean, VA 22102

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTE: All other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefit Plans Committee and Participants of

Science Applications International Corporation Retirement Plan

McLean, Virginia

We have audited the accompanying statement of net assets available for benefits of Science Applications International Corporation Retirement Plan (the Plan) as of December 31, 2013 and the related statement of changes in net assets available for benefits for the period from September 27, 2013 (inception) to December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MAYER HOFFMAN MCCANN P.C.

San Diego, California

June 26, 2014

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2013 (in thousands)

December 31, 2013
ASSETS:
Investments—at fair value:
Mutual funds	$877,651
Science Applications International Corporation common stock	36,214
Leidos Holdings, Inc. common stock	76,577
Common collective trusts	496,077

Total investments	1,486,519

Receivables:
Notes receivable from participants	28,766
Employer contributions	1,424
Participant contributions	1

Total receivables	30,191

NET ASSETS AVAILABLE FOR BENEFITS	$1,516,710

See notes to financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE PERIOD ENDED DECEMBER 31, 2013 (in thousands)

September 28, 2013 to December 31, 2013
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$58,782
Interest and dividends	16,368

Total investment income	75,150
Interest income on notes receivable from participants	276

Total income	75,426
Contributions:
Participants	16,122
Employer	11,359
Participant rollovers	2,035

Total contributions	29,516

Total additions	104,942
DEDUCTIONS:
Distributions paid to participants	18,524
Administrative expenses	180

Total deductions	18,704

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	86,238

TRANSFER FROM OTHER PLAN	1,430,472

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	—

End of period	$1,516,710

See notes to financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE PERIOD ENDED DECEMBER 31, 2013

1.	DESCRIPTION OF THE PLAN

The following brief description of the Science Applications International Corporation Retirement Plan (the “Plan”) is for general information purposes only. Participants should refer to the Plan document and the Summary Plan Description for complete information regarding the Plan. Within these financial statements, Science Applications International Corporation (the “Company”) refers to the sponsoring employer. Effective September 27, 2013, the board of directors approved the separation of SAIC, Inc. into two separate, independent, publicly-traded companies: Science Applications International Corporation and Leidos Holdings, Inc. (the “Separation”). The period from September 28, 2013 (inception) to December 31, 2013 is the current Plan year. Effective with the Separation, the Company made no material modifications to the Plan’s operations and mirrored the legacy plan until January 1, 2014, see Note 6 – Subsequent Event.

General—The Plan is a defined contribution plan sponsored by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is a defined contribution 401(k) plan with profit-sharing and employee stock ownership plan (ESOP) features. Both employee and Company contributions to the Plan are held in a qualified retirement trust fund. The Science Applications International Corporation Benefit Plans Committee is the Plan’s named fiduciary for purposes of Section 402(a) of ERISA.

Investment Funds—As of December 31, 2013, the Plan held investments in 14 mutual funds, 15 common collective trust funds, and 2 Company stock funds: the SAIC Common Stock Fund and the SAIC Closed Stock Fund (collectively, the “Stock Funds”). Because of the Separation there are 2 other common stock funds: The Leidos Holdings, Inc. Common Stock Fund and the Leidos Holdings, Inc. Closed Stock Fund, which are closed and are not available for new investment.

As of December 31, 2013, all amounts in the Stock Funds are invested in Science Applications International Corporation common stock, except for estimated cash reserves, which are invested in the Vanguard Prime Money Market Fund and are primarily used to provide future benefit distributions and facilitate investment exchanges.

Eligibility—Employees of the Company are eligible to participate in the Plan. Employees must be in an eligible fringe benefit package to be eligible to receive Company matching 401(k) contributions, profit sharing contributions, and ESOP contributions. Generally, employees may make elective contributions and receive Company matching 401(k) contributions upon commencing employment.

Participant Contributions—The Plan permits participants to contribute up to 75% of their eligible compensation to the Plan, subject to statutory limitations. Participants may also contribute amounts representing rollovers from other qualified plans. Participant contributions are invested according to participant direction into any of the available investment funds of the Plan. Participant contributions and rollovers to the SAIC Common Stock Fund are limited to a maximum 50% of the employee deferral or rollover, as applicable.

Employer Contributions—The Company may make discretionary contributions, which include matching 401(k) contributions, profit sharing contributions, and ESOP contributions. However, no profit sharing or ESOP contributions were made during the current Plan year and the Company does not intend to make future profit sharing or ESOP contributions. Eligible participants may receive Company matching 401(k) contributions based on a percentage (up to a maximum match percentage of 6%), depending on fringe level, of the first 6% of eligible compensation contributed to the Plan, which are invested per participant direction. The Company, at its discretion, may also make additional contributions to the Plan for the benefit of non-highly compensated participants in order to comply with Section 401(k) (3) of the Internal Revenue Code. The Company made no additional contributions for the benefit of non-highly compensated participants for the Plan period ended December 31, 2013. Company contributions to the Plan for the Plan period ended December 31, 2013, were made in cash.

Participant Accounts—In accordance with Plan provisions, individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, and if eligible, allocations of Company discretionary contributions. Allocations are based on participant eligible compensation, as defined in the Plan document. Participant accounts also reflect changes from investment income and losses and from distributions. The benefit to which a participant is entitled is the vested balance of his or her account.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE PERIOD ENDED DECEMBER 31, 2013

Vesting and Forfeitures—Participant’s elective deferrals and rollover contributions together with associated earnings vest immediately. Company contributions vest 20% for each calendar year during which the participant works at least 850 hours and become fully vested after the participant completes five years of vesting service, as defined by the Plan. In addition, participants become fully vested in Company contributions while employed with the Company upon reaching age 59-1/2, permanent disability, or death. Upon termination of employment with the Company, participants forfeit any portion of Company contributions that have not yet vested. Forfeitures may be applied to future Company matching 401(k) contributions, to provide reinstatements due to military leave, to increase profit sharing or ESOP contributions, or to pay Plan expenses. During the period ended December 31, 2013, the Company applied forfeited non-vested amounts of approximately $14,000 primarily toward Company matching 401(k) contributions. As of December 31, 2013, forfeited non-vested accounts available for application by the Company totaled approximately $175,000; subsequently in March 2014, approximately $211,000 was applied to the Company contribution receivable.

Notes Receivable from Participants—Participants may borrow up to 50% of their vested account balance, up to a maximum of $50,000. Loan repayment periods may not exceed 60 months except for loans used to acquire a principal residence, in which case the repayment period may not exceed 30 years. The loans are secured by the vested account balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the plan administrator. Principal and interest are collected ratably through payroll deductions. Outstanding loans bear interest at rates ranging from 2.9% to 10%, and have maturities from December 2013 to October 2043.

Distributions to Participants—For vested account balances less than $5,000, participants receive their vested account balance in a single lump sum within 12 calendar months following termination of employment with the Company. For vested account balances that exceed $5,000, a participant’s vested account balance is not distributed unless the participant elects to take a distribution following the participant’s termination of employment with the Company. Regardless of the existing account balance, distributions are made to participants who die or become permanently disabled while employed by the Company. After attaining age 59-1/2, a participant may make withdrawals even if still employed by the Company. A participant may make withdrawals from the Plan prior to attaining age 59-1/2 from their rollover account or if the participant incurs a financial hardship, as specified by the Plan document. Former employees, regardless of their age, may elect to receive up to two distributions in any given Plan year, of all or a portion of their account balance.

Tax Status—The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated, February 28, 2014, that the Plan was designed in accordance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

Termination of the Plan—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, the participants become 100% vested in any unvested portion of their accounts.

Transfer from Other Plan—In connection with the Separation, the undistributed participant account balances in the Leidos, Inc. Retirement Plan were transferred to the Science Applications International Corporation Retirement Plan (see Note 5 below).

Related-Party Transactions—Certain Plan investments are managed by The Vanguard Group, the Plan’s record-keeper; therefore, transactions with these investments qualify as party-in-interest transactions. Fees paid to the record-keeper were $180,000 for the period ended December 31, 2013. There were no amounts payable to the Plan’s record-keeper as of December 31, 2013. The Plan’s administrative body members also participate in the Plan.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE PERIOD ENDED DECEMBER 31, 2013

Science Applications International Corporation is the sponsoring employer as of December 31, 2013. Science Applications International Corporation was formed from the Separation described in Note 1. At December 31, 2013, the following Science Applications International Corporation and Leidos Holdings, Inc. shares were held by the Plan (in thousands):

	Number of Shares	Cost Basis
As of December 31, 2013:
Science Applications International Corporation common stock	1,117	$30,620
Leidos Holdings, Inc. common stock	1,646	$54,226

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Investment transactions are accounted for on their trade dates.

Investment Valuation and Income Recognition—Investments held by the Plan are carried at fair value as follows:

Investment in Mutual Funds—The Plan’s investments in mutual funds are stated at fair value based on quoted market prices.

Investment in Common Collective Trusts—As of December 31, 2013, the Plan held investments in 15 common collective trusts: a series of Vanguard Target Retirement Trusts Plus; the Wellington Trust Small Cap 2000 Portfolio; the Wellington Trust TIPS Portfolio; and the T. Rowe Price U.S. Mid-Cap Value Equity Trust. Fair value for these investments is determined by the trustee using observable inputs other than unadjusted quoted prices.

Investment in Common Stock—Investments in shares of Science Applications International Corporation common stock, which are publicly traded on the New York Stock Exchange, are recorded at their publicly-traded quoted market price as closing of December 31, 2013. Investments in shares of Leidos Holdings, Inc. common stock, which are publicly traded on the New York Stock Exchange, are recorded at their publicly-traded quoted market price as of closing on December 31, 2013.

Investment Gains and Losses—Realized gains and losses on sales of investments are calculated as the difference between the fair value of the investments upon sale and the fair value of the investments at purchase. Unrealized appreciation or depreciation is calculated as the difference between the fair value of the investments at the end of the year and the fair value of the investments at the beginning of the year or at purchase if purchased during the year. Interest income is recorded on the accrual basis of accounting. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants—Notes receivable from participants is carried at the aggregate unpaid principal balance, plus accrued, unpaid interest of loans outstanding.

Benefits Payable—Benefit payments to participants are recorded upon distribution. There were no benefits payable to participants who had elected to withdraw from the Plan but had not yet been paid as of December 31, 2013.

Accounting Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting periods. Actual results may differ from those estimates.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan sponsor or Plan participants as provided in the Plan document.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE PERIOD ENDED DECEMBER 31, 2013

3.	INVESTMENT INFORMATION

The Plan’s investments are held in a trust fund. The fair values of the investments each representing 5% or more of the Plan’s net assets available for benefits as of December 31, 2013, are as follows (in thousands):

2013
Mutual funds:
Vanguard Institutional Index Fund	$145,293
Dodge & Cox Stock Fund	$105,201
Vanguard Extended Market Index Fund Institutional Shares	$96,446
Vanguard Prime Money Market Fund Institutional Shares	$85,756
Vanguard Target Retirement 2025 Trust II	$85,613
Vanguard Total Bond Market Index Fund Institutional Shares	$82,456
Vanguard Target Retirement 2020 Trust II	$79,832
Leidos Holdings, Inc. common stock	$76,577

During the period ended December 31, 2013, the Plan’s investments (including investments bought, sold, and held during the period) appreciated as follows (in thousands):

2013
Mutual funds	$31,921
Common collective trusts	25,924
Common stocks	937

Net appreciation in fair value	$58,782

The Plan invests in various securities, and investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for benefits and statement of changes in net assets available for benefits.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE PERIOD ENDED DECEMBER 31, 2013

4.	FAIR VALUE MEASUREMENTS

Accounting guidance has been issued that establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1	Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2013 (in thousands):

	Level 1 2013	Level 2 2013	Total 2013
Mutual funds:
Domestic equity funds	$584,976	$—	$584,976
Bond funds	148,580	—	148,580
Short term reserve funds	91,198	—	91,198
International equity funds	52,897	—	52,897
Common stock:
Science Applications International Corporation	36,214	—	36,214
Leidos Holdings, Inc.	76,577	—	76,577
Common collective trusts:
Balanced funds	—	435,928	435,928
Domestic equity funds	—	55,354	55,354
Bond funds	—	4,795	4,795

Total investments at fair value	$990,442	$496,077	$1,486,519

The Plan did not have any Level 3 investments as of December 31, 2013.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE PERIOD ENDED DECEMBER 31, 2013

5.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2013, as reported in the financial statements, to Schedule H on Form 5500 (in thousands):

2013
Net assets available for benefits as reported in financial statements	$1,516,710
Participant loans deemed distributed	(564)
Deemed loans repaid	26

Net assets available for benefits reported on Schedule H on Form 5500	$1,516,172

The following is a reconciliation of the transfer to the Plan from the legacy plan for the period ended December 31, 2013, as reported in the financial statements to Schedule H on Form 5500 (in thousands):

2013
Transfer of assets from other plan as reported in the financial statements	$1,430,472
Loans deemed transferred	(310)

Transfer of assets from other plan reported on Schedule H of Form 5500	$1,430,162

The following is a reconciliation of deemed distributions of participant loans for the period ended December 31, 2013, as reported in the financial statements to Schedule H on Form 5500 (in thousands):

2013
Distributions of participant loans as reported in the financial statements	$—
Participant loans deemed distributed in 2013	254

Deemed distributions of participant loans reported on Schedule H of Form 5500	$254

6.	SUBSEQUENT EVENT

The employer matching provision of the Plan was amended, effective January 1, 2014.

******

SUPPLEMENTAL SCHEDULE

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF

DECEMBER 31, 2013

(in thousands)

		EIN: 30-6419427	Plan #001

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest and Collateral	Cost	Current Value
*	Science Applications International Corporation common stock	Company Stock	**	$36,214
*	Leidos Holdings, Inc. common stock	Common Stock	**	76,577
	DFA Emerging Markets Core Equity Port: Institutional Shares	Mutual Fund	**	28,824
	Dodge & Cox Stock Fund	Mutual Fund	**	105,201
	Longleaf Partners Small-Cap Fund	Mutual Fund	**	42,427
*	PIMCO Total Return Fund; Institutional Class	Mutual Fund	**	40,661
	T. Rowe Price Institutional Mid Cap Equity Growth Fund	Mutual Fund	**	46,921
*	Vanguard Extended Market Index Fund: Institutional Shares	Mutual Fund	**	96,446
*	Vanguard FTSE All-World ex-US Index Fund: Institutional Shares	Mutual Fund	**	46,529
*	Vanguard Federal Money Market Fund	Mutual Fund	**	5,442
*	Vanguard Institutional Index Fund	Mutual Fund	**	145,293
*	Vanguard International Growth Fund Admiral Shares	Mutual Fund	**	52,897
*	Vanguard PRIMECAP Fund Admiral Shares	Mutual Fund	**	73,335
*	Vanguard Prime Money Market Fund Institutional Shares	Mutual Fund	**	85,756
*	Vanguard Short-Term Bond Index Fund Institutional	Mutual Fund	**	25,463
*	Vanguard Total Bond Market Index Fund: Institutional Shares	Mutual Fund	**	82,456
	T. Rowe Price U.S. Mid Cap-Value Equity Trust; D Class	Common Collective Trust	**	32,885
*	Vanguard Target Retirement 2010 Trust II	Common Collective Trust	**	19,228
*	Vanguard Target Retirement 2015 Trust II	Common Collective Trust	**	61,582
*	Vanguard Target Retirement 2020 Trust II	Common Collective Trust	**	79,832
*	Vanguard Target Retirement 2025 Trust II	Common Collective Trust	**	85,613
*	Vanguard Target Retirement 2030 Trust II	Common Collective Trust	**	68,224
*	Vanguard Target Retirement 2035 Trust II	Common Collective Trust	**	41,002
*	Vanguard Target Retirement 2040 Trust II	Common Collective Trust	**	28,387
*	Vanguard Target Retirement 2045 Trust II	Common Collective Trust	**	21,909
*	Vanguard Target Retirement 2050 Trust II	Common Collective Trust	**	12,012
*	Vanguard Target Retirement 2055 Trust II	Common Collective Trust	**	1,245
*	Vanguard Target Retirement 2060 Trust II	Common Collective Trust	**	843
*	Vanguard Target Retirement Income Trust II	Common Collective Trust	**	16,050
	Wellington Small Cap 2K	Common Collective Trust	**	22,469
	Wellington Trust TIPS	Common Collective Trust	**	4,796
*	Notes Receivable from Participants	Loans/Interest rates from 2.9% to 10%; maturities from December 2013 to October 2043		$28,766

*	Indicates party-in-interest to the Plan
**	Not applicable—historical cost information is not required to be presented, as all investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Science Applications International Corporation Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

Date: June 26, 2014	/s/ Melinda H. McBee
Melinda H. McBee Member, Science Applications International Corporation Benefit Plans Committee

Exhibit Index

Exhibit No.

23.1	Consent of Independent Registered Public Accounting Firm